FIRST AMENDMENT

TO

SECOND AMENDED AND RESTATED

LOAN AGREEMENT

THIS FIRST AMENDMENT TO SECOND AMENDED AND RESTATED LOAN AGREEMENT (this "Amendment") is made as of the 14th day of May, 2002, by and between ASSOCIATED ESTATES REALTY CORPORATION, an Ohio corporation having an address at 5025 Swetland Court, Cleveland, Ohio 44143 ("Borrower"), and NATIONAL CITY BANK, a national banking association having an address at 1900 East Ninth Street, Cleveland, Ohio 44114 (the "Bank").

RECITALS

A. Borrower and the Bank are parties to a Second Amended and Restated Loan Agreement, dated as of April 19, 2002 (the "Loan Agreement"), pursuant to which the Bank agreed to extend certain financial accommodations to Borrower on the terms and subject to the conditions set forth therein.

B. Borrower has requested that the Bank agree to modify the Loan Agreement in order to increase the Measured Credit Risk Sublimit (as such term is defined therein), in order to permit Borrower to enter into an additional Swap Transaction (as therein defined) in accordance with the applicable provisions of the Loan Agreement, and the Bank has agreed to do so as hereinafter provided.

NOW, THEREFORE, for Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and the Bank agree as follows:

1. Certain Capitalized Terms. Capitalized terms which are used but are not defined in this Amendment shall have the respective meanings ascribed to them in the Loan Agreement.

2. Specific Amendments to the Loan Agreement. Borrower and the Bank agree that the Loan Agreement is amended, effective upon and as of the date hereof, in the following specific respects:

(a) The definition of the term "Conventional Sublimit", contained in Section 1 of the Loan Agreement, is deleted in its entirety, and the following definition is substituted therefor:

"Conventional Sublimit" means that portion of the Credit Commitment, equal to Twelve Million Four Hundred Thousand Dollars ($12,400,000), reserved exclusively for Loans advanced and Letters of Credit issued pursuant to this Agreement. The aggregate of all letter of credit usage and the principal amount of all Loans made hereunder shall not, at any time, exceed the Conventional Sublimit.

(b) The definition of the term "Measured Credit Risk Sublimit", contained in Section 1 of the Loan Agreement, is deleted in its entirety, and the following definition is substitute therefor:

"Measured Credit Risk Sublimit" means a portion of the Credit Commitment, in the amount of One Million Six Hundred Thousand Dollars ($1,600,000), which shall, at all times during the pendency of this Agreement, be reserved exclusively for Measured Credit Risk.

(c) The definition of the term "Measured Credit Risk Threshold", contained in Section 1 of the Loan Agreement, is deleted in its entirety, and the following definition is substituted therefor:

"Measured Credit Risk Threshold" means each occasion on which Measured Credit Risk shall exceed the sum of One Million Five Hundred Forty Thousand Dollars ($1,540,000).

As amended as aforesaid, the Loan Agreement is referred to herein as the "Amended Loan Agreement".

3. Swap Transaction. Concurrently with or promptly following their execution and delivery of this Amendment, Borrower and the Bank shall enter into such documents, instruments and agreements as shall be necessary or appropriate to reflect the Swap Transaction presently contemplated by the parties. Such transaction shall, for all purposes relevant to the Amended Loan Agreement, constitute a "Swap Transaction", and shall be subject to and governed by all of the terms and conditions set forth in the Amended Loan Agreement applicable to Swap Transactions, including but not limited to the terms and conditions set forth in Section 7 thereof.

4. Payment of Increase in Annual MCR Fee. Borrower acknowledges that the Six Hundred Thousand Dollar ($600,000) increase in the amount of the Measured Credit Risk Sublimit effected by this Amendment will increase the amount of the Annual MCR Fee by the amount of Twelve Thousand Dollars ($12,0000), and Borrower agrees to pay the amount of such increase concurrently with it execution and delivery of this Amendment.

5. Conditions to Amendment. The amendment to the Loan Agreement contemplated by this Amendment is subject to the satisfaction of all of the following conditions precedent:

(a) Absence of Default. No Event of Default or event which, with the passage of time or the giving of notice, or both, might mature into an Event of Default, shall have occurred and be continuing under the Loan Agreement or any other Loan Document.

(b) Warranties. The representations and warranties of Borrower under the Loan Agreement and the other Loan Documents shall be true and correct in all material respects on and as of the date hereof.

(c) Other Actions. The Borrower shall take such other actions and deliver to the Bank such other documents, certificates and instruments as the Bank may reasonably request to carry out the intent of this Amendment.

(d) Legality of Transactions. It shall not be unlawful (i) for the Bank to perform any of its obligations hereunder, or (ii) for the Borrower to perform any of its obligations hereunder or under any other Loan Document.

(e) Proceedings and Documents. All corporate, governmental and other proceedings in connection with the transactions contemplated hereby and by the other Loan Documents, and all documents and instruments incidental thereto, shall be completed and in full force and effect, and the Bank shall have received such original or certified copies of such instruments as the Bank may reasonably require.

6. Ratification. Borrower warrants and represents to the Bank that (a) immediately prior to the date hereof, the Loan Agreement and each other Loan Document is in full force and effect and has not been modified, amended or supplemented; and (b) there are no offsets or defenses to any of Borrower's obligations under the Loan Agreement or the other Loan Documents, and no counterclaims which might affect any such obligations. Borrower hereby ratifies and affirms the Loan Agreement (as the same is amended hereby) and ratifies and affirms each of the Loan Documents.

7. Miscellaneous.

(a) Expenses; Indemnity. The Borrower agrees to pay all out-of-pocket expenses of the Bank in connection with the preparation, execution and delivery of this Amendment or with the closing of the transactions described herein.

(b) Severability. Any provision of this Amendment or any of the other Loan Documents which is determined by a court of competent jurisdiction to be invalid or unenforceable shall be ineffective to the extent of determination without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(c) Successors. This instrument shall be binding upon and inure tot he benefit of Borrower and the Bank and their respective successors and assigns. Borrower shall not assign its rights or delegate its duties hereunder without the prior written consent of the Bank.

(d) Counterparts. This instrument may be executed in any number of counterparts, and signature pages from any counterpart may be attached to any other. All such counterparts shall together constitute a single agreement. In making proof of this Amendment, it shall not be necessary to produce or account for more than one counterpart hereof signed by each of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

NATIONAL CITY BANK

By: /s/ Martin D. Rodriguez

Printed Name: Martin D. Rodriguez

Title: Vice President

ASSOCIATED ESTATES REALTY

CORPORATION

By: /s/ Jeffrey I. Friedman

Printed Name: Jeffrey I. Friedman

Title: Chief Executive Officer

G:\National City\AERC-Bridge 2000\FIRST AMENDMENT to 2nd AMEND & RESTATED LOAN AGREE.doc